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                            March 16, 2023

       Tianhang Xiao
       Chief Executive Officer, Director, and Chairman
       Xuhang Holdings Ltd
       Building 2, Shangtanghe 198 Cultural and Creative Park
       198 Shenban Road
       Gongshu District, Hangzhou City, Zhejiang Province
       The People   s Republic of China, 310000

                                                        Re: Xuhang Holdings Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
17, 2023
                                                            CIK No. 0001946025

       Dear Tianhang Xiao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Business
       Types of Services
       S2P Model, page 114

   1. We note your response to comment 7. Please further revise your disclosure to address the material terms of the
agreement, including any duration or termination provisions.
 Tianhang Xiao
FirstName  LastNameTianhang Xiao
Xuhang Holdings  Ltd
Comapany
March      NameXuhang Holdings Ltd
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
Related Party Transactions, page 155

2. We note your revised disclosure in response to comment 15 includes a description of related party transactions through December 31, 2022. Please further revise so that the
         disclosure covers the period since the beginning of the company   s
preceding three
         financial years up to the date of the document. Refer to Item 7.B. of Form 20-F.
Notes to Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Revenue recognition
Digital advertising services, page F-14

3. Please explain to us and disclose how you determine (i) the amount of the transaction price for each type of action (with each action being CPA, CPM and CPC) and
         (ii) how you price out the monthly statement you bill advertisers from which you recognize revenue monthly.
New media integrated content marketing services, page F-15

4. Please explain to us the purpose of the framework contracts, the basis for length of term of typically one year, and whether the transaction price is established in these contracts. If the transaction price is not established in these contracts, explain to us when it is and how the amount is determined. In regard to the typical contract term length, we note the framework contract for the case study for S2P online traffic services "Project for
         Promoting iQIYI   s TV Programs" disclosed on page 124 is two years.
5. You state (i) revenue is recognized when the marketing campaign is implemented and accepted by customers, (ii) you provide information to customers to confirm whether the marketing campaigns fulfilled the requirements of the contracts, and
(iii) you generally
         ask customers to pay for services after all of the services have been completed and accepted by them. From the preceding it appears you may not be paid for a portion or any of the transaction price for services performed. Please advise if this is true.
6. For your live streaming services in the S2B model you disclose marketers are charged with service fees, which generally represent a pre-determined percentage of the "Effective
         GMV" generated from the live streaming sales, after deducting the value underlying cancelled orders and returned merchandise. You also disclose you typically receive performance-based service fees for live streaming services. Please clarify for us how you attribute revenue to your live streaming services and how your accounting for this is addressed in the revenue recognition policy.
7. You disclose for your S2P model you typically receive performance-based online traffic service fees from media platforms. You also disclose (i) copyright owners or licensors
         (other than the media platforms) sublicense you to edit content for generating online traffic with whom you share a pre-determined portion of the online traffic service fees and
 Tianhang Xiao
Xuhang Holdings Ltd
March 16, 2023
Page 3
      advertising fees received from media platforms and (ii) copyright owners or licensors from whom you purchase relevant content for use for a fixed period in which case you are entitled to all the online traffic service fees and advertising fees from the media platforms during such a period. Please clarify for us how you attribute revenue to your S2P model and how your accounting for this is addressed in the revenue recognition policy.
Cost of revenue, page F-16

8. Please clarify for us and in your disclosure what you are conveying with the statement
      "For the traffic intermediary costs procured from suppliers, we recognize such costs when we agree on the payment amount based on monthly specified actions or other preferences with suppliers." If this means the full cost of traffic procured is not recognized as expense at the time it is procured, explain when they are recognized as expense, the basis for the timing of recognition as expense and why you believe your treatment is appropriate.
       You may contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameTianhang Xiao
                                                            Division of
Corporation Finance
Comapany NameXuhang Holdings Ltd
                                                            Office of Trade &
Services
March 16, 2023 Page 3
cc:       Ying Li, Esq.
FirstName LastName